August 15, 2006

VIA EDGAR AND FEDERAL EXPRESS

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	BEA Systems, Inc. (File No. 000-22369)
Form 8-K: Filed May 17, 2006

Dear Mr. Krikorian,

Reference is made to your letter, dated July 5, 2006, addressed to BEA Systems, Inc. (the “Company”) regarding the above-referenced filing. The following information is provided in response to such comment which comment is included below in italics. Please note that the heading and number of the response set forth below correspond to the heading and number of the comment contained in your letter.

Form 8-K, Filed May 17, 2006

1. We believe the non-GAAP statements of operations columnar format appearing in Exhibit 99.1 of your Form 8-K filed May 17, 2006 may create the unwarranted impression to investors that the non-GAAP statements of operations have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider doing separate reconciliation for only the individual non-GAAP measures discussed within the text of your earnings release (i.e., non-GAAP operating income, non-GAAP net income, and non-GAAP diluted income net income per share), provided each one complies with Item 10 of Regulation S-K, the Division of Corporation Finance’s, Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003, and SAB Topic 14G. In this regard, in order to overcome the burden of demonstrating the usefulness of such non-GAAP financial measures, your explanation of the usefulness should address the following:

•	The economic substance behind management’s decision to use such measures;

Securities and Exchange Commission

August 15, 2006

•	The material limitations associated with the use of such measures as opposed to the directly comparable GAAP measure and the manner in which management compensates for these limitations;

•	Why management believes the non-GAAP measures focus on your “core on-going operations” if the non-GAAP measures do not include the expenses and gains/losses that generally result from your operating activities. For example, indicate why your core operations reflect the benefits of revenues generated from acquired intangibles but do not reflect the amortization of such costs. It appears that there would be other costs of acquisitions that are not being eliminated from each measure. In addition, explain why your core operations do not include acquisition-related deferred compensation expense and SFAS 123R stock option expense since this form of compensation is similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients’ overall compensation package, it is not clear how management could determine that an employee’s performance would remain unchanged such that it would not effect the Company’s overall operations. Address why you believe that excluding certain charges is a proper reflecting of your core operations. Address why the measure includes the revenue but not all the cost associated with generating that revenue;

•	How management has concluded that excluding certain recurring charges is a proper reflection of your core business, when such items generally represent recurring expenses that result from your operating activities. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.” Therefore, you must either demonstrate the usefulness of your non-GAAP measures or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact of each of the items excluded from your non-GAAP financial measures will become immaterial within a near-finite period, considering the past pattern of similar charges; and

•	The usefulness of assuming a tax rate that differs from the effective tax rate, when doing so excludes recurring items. Further, excluding such items from your provision for income taxes may imply that you are using non-GAAP financial measures in an attempt to smooth earnings.

We advise the Staff that we will revise our presentation in our future earnings releases, including our earnings release for our fiscal 2007 second quarter, to present separate reconciliation for only the individual non-GAAP measures discussed within the text of our earnings release.

Securities and Exchange Commission

August 15, 2006

Additionally, we will revise our disclosure in our future earnings releases, including our earnings release for our fiscal 2007 second quarter, to disclose why we believe each of the non-GAAP measures provided are appropriate and useful measures of performance.

We supplementally advise the Staff that we believe presenting non-GAAP measures of our operating income, net income and diluted net income per share provides investors with an additional tool for evaluating the performance and assessing our future earnings potential. Our management uses non-GAAP measures when evaluating our financial results as well as for internal planning and forecasting purposes. While our GAAP results are more complete and our non-GAAP measures should not be viewed as a substitute for our GAAP results, we believe it is valuable to allow investors to have these supplemental measures, with a reconciliation to GAAP, since these supplemental non-GAAP measures may provide additional insight into our financial results. Because the professional investment community uses our non-GAAP measures in its analysis of our financial results and earnings potential, as well as the financial results and earnings potential of the respective industry in which we operate, we also believe it is valuable to provide non-GAAP measures in a clear and consistent fashion to mitigate inconsistent interpretation.

We supplementally advise the Staff that we believe excluding certain acquisition-related charges provides meaningful supplemental information regarding the Company’s core operational performance and ability to invest in research and development. Because these charges are determined at the point of acquisition based on the specific terms of the deal, these charges are not controllable by management in the core operations of the business subsequent to the acquisition and are excluded from our internal planning, including compensation calculations, and forecasting processes. In addition, in analyzing our results, the professional investment community excludes these charges to facilitate comparison to the operating results of competitors that may have different acquisition histories in our industry.

We supplementally advise the Staff that we believe excluding certain charges associated with FAS123R provides meaningful supplemental information to the investor community for purposes of understanding the impact of FAS123R on our core continuing operational performance compared to prior periods in which such expense was not included in our financial statements. In addition, while FAS123R expense constitutes an ongoing and recurring expense, it is excluded from the company’s internal measures of non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per share, because it is not an expense that typically requires or will require cash settlement by the Company and consequently is not used by management to assess the profitability of our core continuing operations. In addition, in analyzing our results, the professional investment community excludes these charges to facilitate comparison to the operating results of our competitors.

Lastly, we supplementally advise the Staff that the tax rate used in our reconciliation to GAAP is an adjusted tax rate which reflects the tax effect on those items that have been specifically excluded from the non-GAAP results. We will revise our presentation in our future earnings releases, including our earnings release for our fiscal 2007 second quarter.

Securities and Exchange Commission

August 15, 2006

We hereby acknowledge that:

• we are responsible for the adequacy and accuracy of the disclosure in the Form 8-K filed May 17, 2006;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 8-K filed May 17, 2006; and

• we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (408) 570-8580 or Robert Donohue, Senior Vice President, General Counsel and Secretary at (408) 570-8274.

Sincerely,

/s/ Mark P. Dentinger
Mark P. Dentinger
Executive Vice President, Chief Financial Officer

cc: Melissa Walsh, Staff Accountant